Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

November 3, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Sutcliffe and Lauren Hamilton

Re: RiverNorth Opportunistic Municipal Income Fund, Inc. (the "Fund" or the "Registrant") (File Nos. 333-260485; 811-23366); Response to Examiner Comments on N-2

Dear Mr. Sutcliffe and Ms. Hamilton:

This letter responds to the staff's comments that you provided via telephone on October 24, 2022 and October 25, 2022, in connection with your review of the Fund's above-referenced registration statement ("Registration Statement") on Form N-2.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	In the fee table, please supplementally explain how the weighted average annual expense to the Fund is 0.76% and the leverage costs item listed in the fee table is 0.40%.

The leverage expense ratio of 0.40% within the fee table is calculated by taking the total leverage expense from the fiscal year ended June 30, 2022, of $553,530, divided by the average net assets for the same period. The weighted average interest rate paid on the leverage is 0.76%, calculated by taking the average interest rate of the tender option bonds ("TOBs") multiplied by the average TOB balance, plus the average interest rate on the line of credit ("LOC") multiplied by the average LOC balance, all divided by the sum of the average TOB balance plus the average LOC balance for the year ended June 30, 2022 [((0.69%*61,513,877) + (1.13%*10,849,315)) / (61,513,877+10,849,315)].

2.	Please supplementally explain why the asset coverage with respect to borrowings under the Pershing Facility and from tender option bond transactions in the Effects of Leverage paragraph on page 25 differs from the asset coverage ratios for the line of credit and floating rate obligations payable in the June 30, 2022 financial highlights. For example, the Effects of Leverage paragraph notes that asset coverage with respect to borrowings under the Pershing Facility was 1,566% and from tender option bond transactions was 263% and the financial highlights lists 9,711 for asset coverage per $1,000 of line of credit and 2,465 for asset coverage per $1,000 of floating rate obligations payable.

The Registrant confirms that the rates in the Effects of Leverage paragraph should state "Asset coverage with respect to borrowings under the Pershing Facility was 971% and from tender option bond transactions was 246%." and will be updated in the appropriate supplement filing.

DISCLOSURE

1.	Please confirm that the following sentence will be updated on a post-effective basis: "The Fund may borrow money bond and/or issue preferred stock, notes or debt securities for investment purposes."

The Registrant confirms that the above-referenced sentence will be updated to state the following on a post-effective basis: "The Fund may borrow money and/or issue preferred stock, notes or debt securities for investment purposes."

2.	Please undertake to include the following bulleted information on the Cover Page if the preferred shares issued in the applicable supplement will not be listed on a securities exchange: The Fund's shares are not listed on a securities exchange, and no market for the Fund's shares is expected to develop.

Please undertake to include the following bulleted information on the Cover Page if the preferred shares issued in an applicable supplement will be listed on a securities exchange: (i) that such shares may be thinly traded, and shareholders may experience losses if sold on the secondary market; (ii) that shares purchased at a premium to the liquidation preference may result in losses; and (iii) a discussion of the risks of borrowing funds and the risks of the resulting leverage.

The Registrant confirms that the above-referenced disclosure will be included as applicable in the appropriate supplement filing.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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